UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant’s name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RNS

10 March 2020

SANTANDER UK APPOINTS TONY PRESTEDGE AS DEPUTY CEO

Santander UK plc today announced the appointment of Tony Prestedge as Deputy Chief Executive Officer.

Tony will join Santander UK in the autumn, subject to regulatory approvals, and will become a member of the Santander UK plc Board. He will be responsible for overseeing the bank’s transformation programme, reporting to Chief Executive Nathan Bostock. The effective date of his appointment will be announced in due course.

Tony is currently Deputy CEO at Nationwide and has previously held a variety of senior executive roles within the financial services sector, including at Nationwide and Barclays.

Santander UK CEO, Nathan Bostock, said: “I believe Tony will be an outstanding addition to the Santander team. He has an exceptional track record of delivering transformational change across organisations in our sector and will be a real asset to us. He will be overseeing and driving our own change programme.  I am pleased that we have been able to bring someone of Tony’s undoubted calibre to the bank to further strengthen my executive team.”

Tony Prestedge said: “I am delighted and excited to be joining a bank with a strong international and global presence and a hugely ambitious transformation agenda. I look forward to working with Nathan and the team to take Santander to the next stage of its evolution in the UK, and to deliver enhanced propositions and great service to Santander’s customers”.

- Ends -

RNS

For media enquiries, please contact:

Alan Oliver	Director of Corporate Communications	0207 756 5533

Notes to editors

Tony Prestedge has held several key senior roles in financial services organisations.  These include: Retail Support and Operations Director and Managing Director, UK Home Finance at Barclays PLC; Group Operations Director at Portman Building Society; and Group Chief Operating Officer, Chief Relationships and Distribution Officer and Deputy Chief Executive at Nationwide Building Society.  Tony has been a main Board director at Nationwide since 2007.
Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 December 2019, the bank serves around 14 million active customers with c23,500 employees and operates through 616 branches (which includes 51 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and over 200,000 employees at the close of September 2019. In September 2019, Banco Santander made attributable profit of EUR 3,732 million.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 10 March 2020	By / s / Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary